SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Pittsburgh, Pennsylvania                     :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
CNG STORAGE SERVICE COMPANY                  :             MASTER
CNG ENERGY SERVICES CORPORATION              :          CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 8
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :        January 1, 1998
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :        March 31, 1998
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-8577, 70-8631, 70-8853          :
          and 70-8883                        :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information
(i.e., income statements, balance sheets) are attached as exhibits to Part
A and Part B respectively, as appropriate.


PART A

EXTERNAL FINANCING BY CONSOLIDATED:

File No. 8667:

1.	Sale of CNG Common Stock.

	On January 23, 1998, Consolidated called for redemption the entire $246.2 million principal amount outstanding of its 7-1/4% Convertible

Subordinated Debentures Due December 15, 2015 ("Debentures"). The Debentures were convertible into shares of Consolidated common stock at an initial conversion price of $54 per share. The redemption price was 102.18% of the principal amount plus accrued interest payable on February 23, 1998. In anticipation of the call of the Debentures, on January 15, 1998, Consolidated purchased 4,558,500 shares of its common stock ("Acquired Shares") from Goldman, Sachs & Co. ("Goldman Sachs") pursuant to a stock repurchase agreement to satisfy the conversion obligation to holders of the Debentures who chose to convert. The right to convert expired on February 13, 1998, and 1,638,185 of the Acquired Shares were issued on conversion. The Debentures were redeemed by Consolidated on February 23, 1998.

	The 2,920,315 shares of the Acquired Shares which were not issued on conversion of the Debentures were sold, at $55.375 per share, to Goldman Sachs for resale to the public. The 1,638,185 shares of common stock issued on conversion were authorized to be issued by order of the SEC dated December 13, 1990, HCAR No. 25211, File No. 70-7811. The sale of the 2,920,315 shares of common stock to Goldman Sachs are calculated against the aggregate amount authorized in this proceeding under File No. 70-8667. The resales by Goldman Sachs are covered by Consolidated's shelf Registration Statement No. 333-25347 under the Securities Act of 1933.

	Consolidated issued and sold the following shares of common stock during the quarter:
                                           Shares        Amount
                                          ________    ____________

		Employee benefit plans              87,869     $ 3,808,598
		Dividend reinvestment plan               0               0
                                           _______     ___________

            Total                           87,869     $ 3,808,598
                                           =======     ===========
2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $589,400,000 principal amount. There was $493,200,000 principal amount of commercial paper outstanding on March 31, 1998.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.	Long Term Debt.

	Consolidated did not issue and sell any long term debt during this quarter.

INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries

	The transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not par of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses. The Certificates of Notification as required by Rule 52 on Form U-6B-2 are filed as exhibits to the quarterly certificates filed in this proceeding.


a. Sales of Capital Stock to Consolidated by Subsidiaries.

	   No transactions occurred during the reporting period.

	b. Long-term debt transactions occurring during the period.

	   No transactions occurred during the reporting period.
c. Guarantees

	Effective January 1, 1998, CNG obtained a letter of credit from Mellon Bank in the amount of $332,000 in favor of the Mutual Business Program of Energy Insurance Bermuda. The letter of credit was in connection with CNG using a captive insurance company to obtain coverage for retentions and deductibles under certain system policies.

	The following guarantees were made by CNG on behalf of CNG Energy Services corporation during the reporting period: (i) a $10,000,000 limit guarantee with Koch Energy Trading and (ii) a $15,000,000 limit guarantee as to swaps with Enron ISDA.

5. Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter.

6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter.

PART B
RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

	During the period, the following transactions occurred:


Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $481,684         $849,099         $924,975         $405,808







Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co. $   ($238,398)     $252,460      $167,475  ($153,413)
The Peoples Natural
  Gas Company               (40,735)       62,430        45,600    (23,905)
Hope Gas, Inc.              (12,740)       30,260        21,955     (4,435)
Virginia Natural Gas, Inc.  (52,670)       53,210        22,540    (22,000)
CNG Transmission Corp.        6,630       133,775        92,315     48,090
Consolidated System
    LNG Company              12,240         4,100             0     16,340
CNG Iroquois                  6,070            45         1,475      4,640
CNG Producing Company        34,970        93,520       109,990     18,500
CNG Coal Company              3,185            40             0      3,225
CNG Pipeline Co.              1,185           220           170      1,235
CNG Energy Services        (127,600)      279,888       185,693    (33,405)
CNG Storage Services Co.      2,960         1,490           520      3,930
CNG Power Co.                15,250         5,550         1,730     19,070
CNG Power  - Cogen.              70             0             0         70
CNG Power  - Cogen. Dev.     (1,200)            0             0     (1,200)
Lakewood 6680                   330            30             0        360
Lakewood 7909                 9,605             0             0      9,605
CNG Research Company            265             0             5        260
Consolidated Natural Gas
  Service Company, Inc.      (1,420)       41,380        45,330     (5,370)
CNG Power Services Corp.      5,200        65,310        69,910        600
CNG Retail Corp.             10,370        24,580        48,660    (13,710)
CNG Market Center Services      200            10            10        200
CNG Products & Services      (7,845)        1,305         1,625     (8,165)
CNG International Corp.     (82,243)      123,695       191,672   (150,220)
CNG Main Pass Gas                 0             0        19,951    (19,951)
CNG Main Pass Oil                 0             0        13,284    (13,284)

File No. 70-7508:

	By order dated February 23, 1995 (HCAR No. 26234) in the above captioned proceeding, the SEC permitted the application-declaration of Consolidated and CNG Financial Services, Inc. ("CNGF") to become effective. The authorization allows CNGF to finance the purchase by others of certain types of gas equipment as follows: (1) standard gas appliances; (2) new technology equipment such as heat pumps, air conditioning and turbines fueled by natural gas; and (3) alternate fuel equipment which allows the use of natural gas instead of coal or some other fuel. Also in such order, Consolidated was authorized to provide CNGF with up to an aggregate of $25 million in funds, on a revolving basis, through December 31, 1998, to enable CNGF to make gas equipment financing loans to customers. Consolidated can fund CNGF by (1) purchasing CNGF common stock, $10,000 par value, (2) providing open account advances to CNGF, or (3) providing long term loans to CNGF.

	CNGF is an inactive corporation and has engaged in no business transactions to date.


File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and
26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation

("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI. Transmission and CNGI were also authorized by the Orders to provide guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P. ("Iroquois"), respectively. The current authorization for up to an aggregate of $20 million in financing extends to June 30, 2001. The purpose of the financing is to provide funds to CNGI for use relating to its 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

	This certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the application-declaration and the Orders.

(1) Transmission purchased no shares of common stock during the quarter. As of March 31, 1998, CNGI had 2,394 shares of common stock outstanding.

   (2) No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of March 31, 1998.

   (3) CNGI's total investment in Iroquois was $34,738,628 as of March 31, 1998.

   (4) No distribution was received from Iroquois during this quarter (which would represent CNGI's share from the partnership distribution).

File No. 70-8577:

	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated and CNG Energy Services Corporation ("Energy Services") to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.
	Energy Services formed a new special-purpose subsidiary, CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business. The newly formed company was originally called "CNG Special Products and Services, Inc.", but the name was changed to CNG Products and Services, Inc. effective November 20, 1995.
	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.
	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed herewith as Exhibit 8577A are financial statements of CNGP&S.

1. Description of Revenues.

	Revenues from CNGP&S for the three months through March 31, 1998 are $1,286,287. The principal Customers Services being offered at this time are the Service Line Maintenance Program and Appliance Repair Plus Program.

2. State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.

3. Services Provided by Affiliates to CNGP&S.

	See the income statement in Exhibit 8577A.

       12                                                     Exhibit 8577A
CNG Products and Services, Inc.
Balance Sheet
As of March 31, 1998


Assets
______

Property, plant and equipment                        $    14,802
Accumulated depreciation and amortization                   (693)

          Net property, plant and equipment               14,109

Investment in Subsidiary Company, at equity            1,859,405

Current assets
     Cash and temporary cash investments                 113,094
     Accounts receivable                               1,314,392
     Accounts receivable - Affiliates                 14,935,500
                                                      __________

          Total current assets                        16,362,986

Other Investments                                        250,000
Deferred income taxes                                    243,000
                                                      __________

          Total assets                               $18,729,500
                                                      ==========

Stockholders' Equity and Liabilities
____________________________________

Common stockholders' equity
     Common stock                                  $   3,990,000
     Retained Earnings                                (1,248,072)
                                                     ___________

          Total common stockholders' equity            2,741,928

Current liabilities
     Accounts payable                                $   136,277
     Accounts payable - Affiliates                    15,565,028
     Accrued Taxes                                      (584,500)
     Other current liabilities                           599,284
                                                      __________

          Total current liabilities                   15,716,089
                                                      __________
Deferred credits
                                                         271,483
                                                      __________

          Total stockholders' equity and liabilities $18,729,500
                                                     ===========


       13                                                     Exhibit 8577A
                                                            Continued

CNG Products and Services, Inc.
Income Statement
Three Months to
March 31, 1998


                                                Three Months
                                                to March 31
                                                ____________

Operating Income:
    Service line protection                      $1,234,545
    Appliance warranty                               32,379
    Carbon monoxide detectors                        18,878
    Other                                               485
                                                 __________

    Total Operating Income                        1,286,287
                                                 __________

Operating Expense:
   Services from Affiliates:
     Peoples Natural Gas                             10,000

   Other operating expenses                       1,356,049
   Maintenance                                          250
   Depreciation and amortization                        693
   Taxes other than income                           11,267
                                                 __________

      Subtotal                                    1,378,259
                                                 __________

      Operating income before income taxes          (91,972)

Income taxes                                        (94,000)
                                                 __________

      Operating income                                2,028
                                                 __________

Other Income
    Equity in earnings of subsidiary                 (4,000)
                                                  _________

Interest expense                                    170,514
                                                 __________

      Net income (loss)                           ($172,486)
                                                 ==========

File No. 70-8631:

	By order dated April 30, 1996, HCAR No. 26512, the SEC permitted the application-declaration of Consolidated and Energy Services to become effective, thereby authorizing Energy Services to organize and acquire a new special purpose subsidiary, CNG Energy Arbitrage Corporation ("CNG Energy Arbitrage"). CNG Energy Arbitrage was to, in turn, acquire a one-third general partnership interest in Energy Alliance Partnership ("Energy Alliance"), a to-be-formed Delaware partnership. The other general partners were to be Noverco Energy Services (U.S.) Inc., a wholly-owned subsidiary of Noverco, Inc., and H.Q. Energy Services (U.S.) Inc., a wholly-owned subsidiary of Hydro-Quebec.

	Energy Alliance was to engage in the business of marketing electricity, gas and other fuels, initially in the northeastern and middle Atlantic
United States. Mirror image parent-subsidiary debt and/or equity financing of up to $10 million by Consolidated, Energy Services and CNG Arbitrage was also authorized.

	To date neither CNG Arbitrage nor Energy Alliance has been formed due to the inability to obtain an order of the Federal Energy Regulatory Commission permitting Energy Alliance to be a wholesale marketer of electricity; consequently there are no business or financing transactions to be reported under the above file number. A preliminary agreement among the prospective partners in Energy Alliance expired on December 31, 1996.

File No. 70-8853:

		By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services is an exempt wholesale generator under Section 32 of the Act and is engaged in the purchase and sale of electricity at wholesale.

	During the quarter, CNG entered into no new guarantee agreements on behalf of Power Services.

File No. 70-8883:

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services may acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

	CNG Retail Services Corporation ("CNG Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

	A balance sheet and income statement for CNG Retail is filed as Exhibit 8883A hereto.

2.  Source of Revenues.

	The energy commodity marketing revenues of CNG Retail comprised 5% of the total revenues of Energy Services for the quarter ending December 31, 1997. Energy Services had no non-gas commodity marketing revenues for the period.

3.  FERC Filings.

	The transaction information contained in the attachment to the CNG Retail power marketing informational filing made with the FERC on April 27, 1998 is filed as Exhibit 8883B hereto.

4.  Parent Credit Support.

	There were no new parent credit support agreements entered on behalf of CNG Retail during the reporting period.

       17                                                     Exhibit 8883A
CNG Retail Services Corporation
Balance Sheet
As of March 31, 1998


Assets
______

Property, Plant and Equipment                       $12,701,687
Accumulated depreciation and amortization              (863,281)
                                                    ___________
           Net property, plant and equipment         11,838,406

Current assets
Cash and temporary cash investments                      87,841
    Accounts Receivable                                 482,402
    Receivables - affiliates                         28,600,263
    Prepayments and other current assets              1,157,118
                                                     __________
           Total current assets                      30,327,624
                                                     __________
Deferred charges                                      1,689,127

           Total assets                             $43,855,157
                                                    ===========

Stockholders' Equity and Liabilities
____________________________________

Common stockholders' equity
    Common stock                                    $ 6,000,000
    Retained earnings                                (1,809,540)
                                                    ___________
           Total common stockholders' equity          4,190,460

Current liabilities
    Accounts payable                                    306,926
    Payables to affilated companies                  38,101,838
    Taxes accrued                                     1,278,150
    Other current liabilities                           158,783
                                                    ___________
           Total current liabilities                 39,845,697
                                                    ___________
Deferred income taxes                                  (181,000)
                                                    ___________
           Total stockholders' equity
                     and liabilities                $43,855,157
                                                    ===========



       18                                                     Exhibit 8883A
                                                              Continued



CNG Retail Services Corporation
Income Statement
Three Months to
March 31, 1998


                                                  Three Months
                                                   to March 31
                                                  ____________


Operating Revenues
    Gas sales                                     $35,620,165
    Electricity Sales                               1,123,895
                                                  ___________
        Total operating revenues                   36,744,060

Operating Expenses
    Purchased gas                                  32,495,732
    Other purchased products                        1,236,756
    Operation expense                               1,419,279
    Maintenance                                         7,183
    Depreciation and amortization                     618,767
    Taxes, other than income taxes                     12,795
                                                  ___________
        Subtotal                                   35,790,512

        Operating income before
           income taxes                               953,548

Income taxes                                          381,650
                                                  ___________
    Operating income                                  571,898
                                                  ___________

Interest revenues                                      45,264

Interest expense                                       71,220
                                                  ___________
    Net income                                    $   545,942


       19                                                     Exhibit 8887B

Attachment 1
CNG RETAIL SERVICES CORPORATION
Summary of Transaction Activity
For Quarter Ending March 31, 1998

Purchases
                                                Delivery       Nature of
Company                 Total MWh    Price      Point          Service

CNG Power Svcs.           51,179     $15.75-     ECAR           Firm
                                     $41.17

		Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.

                                    CONSOLIDATED NATURAL GAS COMPANY
                                    CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG ENERGY SERVICES CORPORATION
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.



                                By  N. F. Chandler
                                    Their Attorney


Dated this 28th day
of May, 1998